UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25/A
(Amendment No. 1)

NOTIFICATION OF LATE FILING

SEC File Number 001-40201
CUSIP Number G7641C106
G7641C122
G7641C114

(Check One):	☐ Form 10-K ☐Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

ROSS ACQUISITION CORP II
Full Name of Registrant

N/A
Former Name, if Applicable

1 Pelican Lane
Address of Principal Executive Office (Street and Number)

Palm Beach, Florida 33480
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 14, 2023, Ross Acquisition Corp II (the “Registrant”) filed a Notification of Late Filing on Form 12b-25 (the “Original Form 12b-25”) reporting that it required additional time to complete its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “2023 Q2 Form 10-Q”) principally because it requires additional time to finalize its financial statements to be included in such 2023 Q2 Form 10-Q. This amendment to the Original Form 12b-25 is being filed to report that the Registrant will not file such 2023 Q2 Form 10-Q within the five-day extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended. To date, the Registrant has been unable, without unreasonable effort or expense, to complete the 2023 Q2 Form 10-Q, and its independent auditors have been unable to complete the review thereof. The Registrant is continuing in its efforts to file the 2023 Q2 Form 10-Q as soon as reasonably practicable. As a result of this failure to file the 2023 Q2 Form 10-Q, the Registrant anticipates that it will receive a corresponding filing delinquency notification from the New York Stock Exchange. The Registrant anticipates that the notification from the New York Stock Exchange will have a grace period within which to file the 2023 Q2 Form 10-Q and regain compliance with the New York Stock Exchange rules and that the Registrant will file the 2023 Q2 Form 10-Q within the grace period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Wilbur L. Ross, Jr.	(561)	655-2615
(Name)	(Area code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words and phrases such as “will”, “may”, “should”, “future”, “promptly”, “expect”, “estimate”, “anticipate,” “intends”, “plans”, “subject to”, and “change” and other similar expressions that predict or indicate future events or trends or that are not statements of historical fact. Such statements may include, but are not limited to the Registrant’s statements regarding its anticipated results of operations for the quarter ended June 30, 2023. These statements are based on current expectations on the date hereof and involve a number of risks and uncertainties that may cause actual results to differ significantly. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including without limitation the completion of the Registrant’s annual audit procedures, many of which are outside the Registrant’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Registrant does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

Ross Acquisition Corp II
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 21, 2023	By:	/s/ Wilbur L. Ross. Jr.
	Name:	Wilbur L. Ross, Jr.
	Title:	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)